Exhibit 2.2.1

Henan Province Suixian Hui High School

&

Beijing Frank Education Investment and

Management Co, Ltd

Acquisition Agreement for the Branch of

Henan Province Suixian Hui High School

Date: January 4, 2008

Acquisition Agreement for the Branch of

Henan Province Suixian Hui High School

Between

Henan Province Suixian Hui High School

&

Beijing Frank Education Investment and Management Co, Ltd

Henan Province Suixian Hui High School (“Suixian Hui School”) is a Demonstration Common Senior High School sponsored by Suixian People’s Government. It invested and sponsored the Branch of Suixian Hui High School on August 17, 2006, registration No. of private non-enterprise entity is 010060, with its legal representative Feng Tongbin and sponsored capital RMB 36,000,000.

Beijing Frank Education Investment and Management Co., Ltd, which is a limited liability company legally established in Beijing and validly existing in accordance with the laws and regulations of People’s Republic of China. It possesses rich funds, and can introduce American advanced running private school experience according to the actual situation in China.

To adapt the requirement of the development of market economic and meet the national implementation of the strategy of developing the country through science and education, Henan Province Suixian People’s Government (“Witness”) decide to use external funds to develop the local education career, so as to satisfy the urgent needs of Suixian general patriarch and students on excellent education resources.

Based on the above, Beijing Frank Education Investment and Management Co, Ltd intends to invest and pursue education career, decide to cooperate with Suixian Hui School on running school under the great support of Witness, so as to improve the school conditions, optimize education resources, extend the running scale of Suixian Hui School, realize the reformation and innovation of education system and the combination of funds advantages and current education brand.

I Objective of Acquisition

Through the collaboration between Party A and Party B, with the great support of Witness, cooperate-run Suixian Hui School by use of the mechanism, system and funds advantages of Beijing Frank Education Investment and Management Co, Ltd, therefore promote Suixian Hui School to become a national famous school meeting the international requirements.

II Purpose of Acquisition

The purpose of Acquisition between Party A and Party B is as follows:

(1)	Sticking to “Three Stable” principles:

•	Stable for the emotions of acceptance of reform by the local people;

•	Stable for management team and teachers staff;

•	Stable for the relationship between students and school.

(2)	Sticking to “Three Unchangeable” principles:

•	Unchangeable for the name and brand of school;

•	Unchangeable for the running model of school;

•

Unchangeable for the management team and teachers staff in principle. (Provided that it is not in conflict with Community Party’s polices, national relevant laws and regulations or school bylaws, the political treatments, economic treatments and promotion treatments for excellent ones of current teachers staff including retired personal shall not be changed.)

III Model of Acquisition

1.	According to Law of Promotion of Privately-run Schools and The Implementation Rules and other related regulations, adopt multi-investment running model to make Suixian Hui School transform into the model mainly run by social parties.

2.	For the stableness of management team and teachers staff, within the two years of the Acquisition of the Branch of Suixian Hui High School, Suixian People’s Government continues to issue salaries, bonus and welfares of current teachers staff of school, that is named “Old staff old way” , to be favorable for the stableness of school teachers staff. After two years, salaries of Suixian Hui School will be issued by Party B through Suixian People’s Government. Salaries and welfares of new added teachers staff shall be assumed by Suixian Hui School after Acquisition, that is named “new staff new way”. After the collaboration, Party B will accept all the teachers staff in principle and keep the status of institution’s of teachers staff unchangeable with the support of Suixian People’s Government. The judgment of current teachers staff depends on the salary list dated September 30, 2008 and employment agreement (new employed teachers’ salaries are issued by Beijing Frank Education Investment and Management Co, Ltd through Suixian People’s Government ), and the salaries of main management team and key teachers staff shall improve (which is the same with Shangqiu City No.1 Senior High School for the same position), and ensure that salaries and welfares of teachers staff shall not be lower than the standards before collaboration provided the total revenues of Suixian Hui School will not decrease.

3.	For the consideration of consistent stableness and development of school, Suixian People’s Government promise and provide effective guarantee that the current status of institution’s of teachers staff will be unchangeable, and salaries & welfare will be unchangeable. After the collaboration, Suixian People’s Government will be responsible for the arrangement of personal files of new added teachers staff, and their promotion, title, model worker choosing and award of kinds of honor will be the same with the teachers staff from public-running schools with the support of Suixian People’s Government, they will enjoy the equal social status of the teachers staff from public-running schools and their salaries and welfares are issued or burdened by Suixian Hui School after Acquisition.

4.	If the Acquisition can not continue because of force majeure or other accidental reasons, the salaries and other welfares of all the teachers staff in the financial list of School before September 30, 2008 shall still be assumed by Suixian People’s Government.

5.	Acquisition Target and Payment

(1)	Acquisition object between Suixian Hui School and Party B is the name of Suixian Hui High School, all teachers staff and 100% contribution investment of the Branch of Suixian Hui High School. The transfer of transferred equities shall take into effect on the date of the execution of this Agreement.

(2)	Both Parties agree that the total asset of Suixian Hui School is RMB 93,723,000, Party B shall pay the amount of net asset RMB 36,758,200 and the detailed payment method shall be negotiated by the Parties separately. Both Parties agree that the payment does not include any interests.

5.	After the collaboration, Party B shall assume all the original creditor’s rights and liabilities of Suixian Hui School, and the running balance of school shall belong to Party B.

6.	After the execution of this Acquisition Agreement and the complete of appraisal, for the favorable condition to attract Party B investment on Suixian education, both Parties agree to use part of payments by Party B and re-investment of Suixian Hui School after Acquisition to construct the area of school, extend the whole running scale of Suixian Hui School, satisfy the urgent needs of Suixian general patriarch and students on excellent education resources and promote the development of Suixian local education career.

7.	After the collaboration, Suixian Hui School possesses the independent legal person status, implement independent financial system and enjoy the legal status of social resources-running school and autonomy right of running school.

IV Rights and Obligations of the Parties

Witness promises:

1.	Provide the approval legal document about the Acquisition of the Branch of Suixian Hui School. After the execution of this Agreement, Suixian Hui School shall enjoy the same treatments with public schools and original various preferential polices of Suixian People’s Government. And it shall order Suixian Education Bureau to award autonomy right of running school.

2.	Provide the approval document about the Acquisition of the Branch of Suixian Hui School, including the approval that Suixian Hui School will continue to enjoy the original various preferential tax polices (non-profit) provided they are not in conflict with the polices issued by the higher governments.

3.	Coordinate to maintain just rights and interests and teaching order of the Suixian Hui School after Acquisition with relevant departments of government, and create good development surrounding for school Acquisition.

4.	Provide relevant conditions and preferential polices about enrollment of students and employment of teachers for the Suixian Hui School after Acquisition . Besides that the current polices about enrollment of students and employment of teachers of Suixian Hui School continue to implement, Suixian People’s Government provide other preferential polices (such as enrollment of students from multi-districts).

5.	Promise that the treatments of current and future retired teachers staff will be the same with public schools.

6.	Suixian People’s Government and its affiliate Suixian Education Bureau promise not to use the name “Suixian Hui High School” for the new building schools or branches of schools.

Party A promises:

Within 30 days after the first payment by Party B, it shall be responsible for the transfer procedure of related property rights and certificates of Suixian Hui School with the assistance of Witness.

Party B promises:

1.	Make the education and teaching management in accordance with national polices, laws and regulations, accept the supervision of education and administration bureau; complete the teaching plan and task under the national polices and laws legally and promise that after the collaboration the education obligation assumed as the part of public school of Suixian Hui School shall not be changed.

2.	For the healthy, stable and sustainable development of school, Beijing Frank Education Investment and Management Co, Ltd shall not withdrawal the investment and make dividends within five years after the first payment, and the revenues of the school will continue to be used for the development and scale expansion of school.

3.	After the formal execution of this Agreement, make the investment in time, and realize the purpose of creating local education brand, increasing education resource and extending running scale.

4.	Stick to Three Unchangeable Principle, shall not change brand and name of Suixian Hui School during the enrollment and running of school and maintain the education brand and image of Suixian Hui School in the local area.

5.	After the collaboration, stick to long-term-running and maintaining brand image principle, and shall not make short-term investment.

6.	For the guarantee of maintenance and improvement of school brand, relieve tuition fee of excellent students and poor students provided it meets the actual needs of running school.

7.	Adopt reasonable charging development strategy, continuously improve the brand of school, and ensure running quality and development scale of school.

8.	Under the circumstance of Suixian Hui School’s revenue not decreasing, take the measure to continuously improve salaries and welfares of management team and teachers, so as to stabilize teachers, abstract excellent teachers throughout the country and ensure running and developing school in good track.

(Signature Page)

Party A:

Henan Province Suixian Hui High School(Chop)

Party B:

Beijing Frank Education Investment and Management Co, Ltd (Chop)

Witness:

Henan Province Suixian People’s Government (Chop)

January 4, 2008